NATURAL HEALTH TRENDS CORP.
2050 Diplomat Drive
Dallas, TX 75234
August 24, 2007
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed August 3, 2007 File No. 333-144219
Dear Mr. Owings:
     Set forth below are the responses of Natural Health Trends Corp. (the “Company”) to the Commission’s comment letter dated August 21, 2007. Where appropriate, we have included references to Amendment No. 2 to the referenced Registration Statement on Form S-3 (the “Amended Registration Statement”), which we have concurrently filed with the Commission.
     For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.
Incorporation of Documents by Reference, page 26
1.	Please specifically incorporate by reference your Form 10-Q for Fiscal Quarter Ended June 30, 2007. See Item 12(a)(2) of Form S-3.
The Amended Registration Statement specifically incorporates by reference the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2007, as filed on August 13, 2007.
2.	It is unclear why you indicate you are incorporating by reference two Forms 8-K filed April 26, 2007 when it appears you have only filed one. Please advise or revise.
The inclusion of duplicate references to the Company’s Form 8-K filed April 26, 2007 was a typographical error that has been corrected to reference the single filing of a Form 8-K on that date.

Securities and Exchange Commission

     Thank you for your consideration of the foregoing responses. As we discussed with Ms. Anita Karu of the Commission, we are simultaneously submitting a request for acceleration of the effective date of the Amended Registration Statement. Should you have any questions regarding the above responses or the request for acceleration, please do not hesitate to contact our counsel, John B. McKnight, at (214) 740-8675 or the undersigned at (972) 241-4080.

Sincerely,
/s/ Chris T. Sharng
Chris T. Sharng
President

cc: John B. McKnight, Esq.